Mail Stop 4561
via fax (214) 939-5849

February 15, 2007

Mr. Peter B. Jacobson
Chief Executive Officer
Tribeworks, Inc.
2001 152nd Ave NE
Redmond, WA 98052

      Re: **Tribeworks, Inc.**
              Form 10-KSB/A for Fiscal Year Ended December 31, 2005
              Filed December 21, 2006
              Form 10-Q/A for Quarters Ended March 31, 2006 and June 30, 2006
              Filed November 17, 2006
              Form 8-K and Form 8-K/A Filed December 22, 2006

Dear Mr. Jacobson:

We have reviewed the above referenced filings and your response letter dated January 30, 2007 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A Filed on December 21, 2005

1.   We note your response to our prior comment 1 and the Staff disagrees with your
conclusions that your restatement was the result of a change in accounting policy.
In Note D to your Form 10-KSB/A you state "Atlas had not yet established
profitable operations, nor was it in a position to repay the loan. Consequently, the
Company has written this balance down to its estimated realizable balance."
Your response to comment 1 indicates that the Company's previous auditors
insisted that the AtlasTG advance be written off and the Company's officers and
Board of Directors agreed to follow the auditor's advice. If the Company
subsequently determined that the asset was incorrectly written off than it appears
that you have a correction of an error. Your references to a change in accounting
policy for software development costs do not support this restatement. Please
revise your 2005 Form 10-K to properly refer to this change as a correction of an
error and to clearly explain the reasons for such restatement.

2.   We note your response to our prior comment 2. Tell us if your auditors have
provided the Company with their response to this comment. As indicated in the
comment above, the Staff continues to believe this is a correction of an error and
we believe reference to such error and the restatement should be included in the
audit report. We refer you to AU 508.16 and AU 561.06.

Forms 8-K and 8-K/A Filed on December 22, 2006

3.   We note your response to our previous comment 3 where you indicate that the
quarterly filings for March 31, 2006 and June 30, 2006 have already been filed as
Forms 10-QSB/A on November 17, 2006. Please note that the intent of the
Staff's previous comment was not with regards to amending the Forms 10-QSB.
Rather, our comment requested that the Company revise their Item 4.02 Form 8-K
to state, if true, that in addition to the annual report for the fiscal year ended
December 31, 2005, the quarterly reports for the periods ended March 31, 2006
and June 30, 2006 also could no longer be relied upon. Please amend your Item
4.02 Form 8-K accordingly.

4.   We note your response to our prior comment 4 where you indicate that the
Company believes its disclosure controls and procedures were effective beginning
in the second half of 2005 and the first half of 2006. As indicated in our above
comments, the Staff continues to believe the restatement was a correction of an
error and therefore, it is unclear how the Company concluded that your disclosure
controls and procedures were effective as of December 31, 2005, March 31, 2006
and June 30, 2006 in light of the fact that you did not discover the error until
November 17, 2006. It appears that your analysis with regards to effectiveness
was based on the Company's belief that the restatement was a result of a change
in accounting policy. Please tell us how you considered whether your disclosures

controls and procedures were effective considering your financial statements were misstated as a result of an accounting error.

5.   As indicated in our previous comments, the Staff continues to believe the restatements are a result of a correction of an error and not a change in accounting policy. Therefore, please amend your Form 8-K to remove references to the restatement as a result in a change in accounting policy.

****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact the undersigned at 202) 551-3399 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

Kathleen Collins
Accounting Branch Chief